FOR IMMEDIATE RELEASE

CHARDAN 2008 ANNOUNCES ITS ACQUISITION

Acquisition Target Company Highlights

•	One of largest providers of processing services for mortgage lenders and servicers in Florida and one of the largest judicial mortgage foreclosure processing services companies in the U.S.;

•
Provides a wide range of processing services in connection with mortgage defaults, title searches and abstracts, REOs (bank-owned properties), loan modifications, title insurance, evictions, bankruptcy, etc.

•	Blue-chip client base: Services provided for all of the top 10, and 17 of the top 20, mortgage lenders in the United States, many for more than 10 years;

•	Strong financial performance:

o
Company is providing pro forma net income guidance of $42.7 million or $2.21 per share* in 2009 and $49.0 million or $2.54 per share* in 2010, on a non-GAAP basis excluding one-time transaction expenses (*EPS calculated using Treasury Method assuming a common share price of $7.89)

o
Revenues increased from approximately $116 million in 2007 to an estimated $259 million in 2009; EBITDA adjusted on a pro forma basis increased from approximately $44 million in 2007 to an estimated $68 million in 2009; Net Income adjusted on a pro forma basis increased from approximately $28 million in 2007 to an estimated $43 million in 2009, excluding one-time transaction expenses related to the business combination;

o
For the six months ended June 30, 2009, the company generated revenue of approximately $117 million, EBITDA adjusted on a pro forma basis of approximately $35 million and net income adjusted on a pro forma basis of approximately $22 million;

•
Compelling purchase price: Assuming a share price of $7.89 (estimated liquidation value of CACA), CACA shares trade at a PE of 4.3X 2010 projected pro forma net income per share, excluding one-time expenses related to the business combination, on a fully diluted basis;

•	Strong growth drivers for 2010 and beyond:

o
Current business is increasing at approximately 20% per year as there is an increasing market demand for its services as volume of delinquencies, foreclosures and loan modifications are increasing and are expected to remain at historically high levels;

o	The company plans to leverage its infrastructure to expand its service offerings, enter new geographic regions, and develop its cyclical business segments such as mortgage origination services;

Tortola, British Virgin Islands – December 14, 2009 – Chardan 2008 China Acquisition Corp. (NASDAQ: CACA, CACAW, CACAU) ("Chardan"), today announced that it has signed a definitive agreement to enter into a business combination with DAL Group, LLC (“DAL”), which, following the closing, will be one of the largest providers of mortgage processing services in Florida.  At the closing of the business combination with Chardan, DAL will own 100% of the business and operations of Default Servicing, Inc. (“DSI”) and Professional Title & Abstract Company of Florida (“PTA”) and the non-legal operations supporting the foreclosure and other legal proceedings handled by the Law Offices of David J. Stern, P.A. (“DJS”) (collectively referred to as the “Company”).

Upon consummation of the transaction, Chardan will change its name to DJSP Enterprises, Inc. (“DJSP”), and its stock is expected to continue to trade on NASDAQ under the symbols DJSP, DJSPU, and DJSPW.

The closing of the acquisition is subject to customary closing conditions, including approval of the acquisition agreement by holders of a majority of Chardan’s outstanding ordinary shares.

Business Overview

Following the closing of the business combination, DJSP will be one of the largest providers of processing services for the mortgage and real estate industries in Florida and one of the largest in the United States.  The Company provides a wide range of processing services in connection with mortgages, mortgage defaults, title searches and abstracts, REO (bank-owned) properties, loan modifications, title insurance, loss mitigation, bankruptcy, related litigation and other services.  DJS’s clients include all of the top 10 and 17 of the top 20 mortgage servicers in the United States, many of which have been customers of DJS for more than 10 years.  The Company has approximately 1000 employees and is headquartered in Plantation, Florida, with additional operations in Louisville, Kentucky and San Juan, Puerto Rico.  In addition, the Company’s U.S. operations are supported by a scalable, low-cost back office operation in Manila, the Philippines that provides data entry and document preparation support at a low cost.

The Company has experienced rapid growth over the past four years, increasing revenues from approximately $40 million in 2006 to approximately $199 million in 2008, while increasing net income, on a pro forma basis, for the same two periods from approximately $7 million to approximately $39 million.  The Company had revenues of approximately $117 million for the 6 months ended June 30, 2009 and an adjusted pro forma net income for that period of $22 million, signaling continued growth.

DJSP’s principal market, Florida, currently ranks second among the 50 states in the number of mortgage loan foreclosures according to September 2009 data from the Mortgage Bankers Association (“MBA”).  According to RealtyTrac, 8 of the top 25 U.S. metropolitan areas ranked by foreclosure rates in the second quarter of 2009 were in Florida.

The Company has invested heavily in its infrastructure and state-of-the-art information technology systems in recent years, enabling it to manage effectively and efficiently the large volumes of data it needs to meet its customers’ needs.  The Company’s highly skilled staff, scalable proprietary processes and more than decade long experience in large-scale, efficient processing services has uniquely positioned the Company to capitalize on the rapidly increasing demand for efficient loan default processing services as a result of the historically unprecedented default volumes

DJSP Outlook and Strategy

Mr. Kerry Propper, Chardan’s CEO, commented that, "We are thrilled to be combining with DAL.  As one of the largest providers of processing services to mortgage lenders in Florida, and with its plan to expand its cyclical business segments and enter new geographic areas in the near term, this business combination represents a phenomenal opportunity for Chardan.  The acquisition should generate significant value for our shareholders.  David J. Stern, who will be DJSP’s CEO, has an impressive record building this business by continually strengthening the customer relationships on which it is based.  After almost a year of interaction, we are continually more impressed with his exceptional management team and are convinced that they will be able to continue to capitalize on the market opportunities available to DJSP.”

Mr. Propper further commented that “Chardan is very pleased to have found a merger target of this caliber.  It is both well-positioned as a leader in its industry and has a strong fundamental outlook.  We agree with forecasts that mortgage default levels will remain elevated for the next several years.  The upcoming option ARM loan resets, combined with a generally overleveraged population, continuing stagnation in real estate values, and persistent high unemployment will lead to sustained high levels of mortgage defaults.  The November Mortgage Monitor Report, released by Lender Processing Services (NYSE: LPS), reveals significant nationwide loan deterioration and indicates that for every 1 loan that improved, more than 3 loans have deteriorated.  The report also revealed that Florida leads the nation in delinquencies and foreclosure rate, now approximating 23%.”

Mr. David J. Stern commented, “I am very excited about becoming the CEO of a NASDAQ-listed company.  This will enable us to leverage our well-developed platform and decade-long experience to capitalize on the increasing business opportunities we have at hand.

Today, approximately one in seven households with mortgages in the United States is behind on mortgage payments or is in foreclosure, up from one in ten households a year ago.  In addition, about 25% of residential mortgage loans in the U.S. are currently “under water,” with homeowners owing more on their mortgage loan than their home is worth.  We believe this trend will persist as other macro-economic trends, such as high unemployment, ongoing option ARM resets and high levels of consumer debt will continue to hinder the ability of homeowners to meet their mortgage obligations.  We believe that home prices will remain near current depressed levels for at least the next few years and that foreclosure rates will remain at historically high levels for years to come.”

Mr. Stern continued, “We anticipate that our growth will come from a number of areas.  First, we anticipate a significant increase in business next year from services related to REO (bank owned) properties.  This business involves helping banks dispose of properties that they have come to own through foreclosure.  In 2008 and 2009 we provided REO processing services to only one client, but we have begun actively marketing this service to other clients.  As a result, we expect meaningful increases from this portion of our business to occur in 2010 and beyond.”

“Second, we expect growth in foreclosure file volumes in Florida due to declining home values, high unemployment rates and the forthcoming upward resets of adjustable rate mortgages.  In addition, we believe the Company is well positioned to capitalize on the expanding loan modification efforts.  As a large-scale operation, we plan to leverage our experience in mortgage default operations across multiple states and assist with broad loan modification efforts nationally.”

“Third, many of DJS’s customers, which include the top mortgage servicers in the United States, have expressed a preference to use fewer firms to handle their foreclosure files.  We expect this will result in our being able to increase our market share substantially.”

“We are also planning to leverage our existing platform and customer base to expand geographically and to increase our service offerings to include additional ancillary revenue generating services.  And finally, we are planning to add cyclical business lines such as mortgage origination processing services, other consumer lending services, and legal process outsourcing to our repertoire, all of which will further enhance our growth in the future. “

DJSP Financial Outlook & Guidance

Chardan projects the following pro forma adjusted  financial results for the years ending December 31, 2009 and 2010:

In USD millions	YE Dec. 31, 2009	YE Dec. 31, 2010
EBITDA	$67.8	$80.6
Net Income**	$42.7	$49.0
EPS*	$2.21	$2.54

*Calculated using treasury stock method assuming a common share price of $7.89; Assumes 19.3 million shares outstanding
*Calculated on a fully diluted basis (26.71 million shares outstanding), projected pro forma EPS is $1.60 and $1.84 for 2009 & 2010, respectively, excluding one time expenses related to the business combination
**Net Income presented on a non-GAAP basis excluding one-time transaction expenses associated with the business combination

The Transaction

Summary

Assuming no redemptions by Chardan shareholders, the current owners of the Company (the “Stern Parties”) will receive and the current owners of DAL will continue to own, the following at the close of the business combination:

•	Cash – Approximately $59 million paid at closing
•	Seller Note – Note in the amount of approximately $52 million; 3% annual interest; Term of 36 months;
•
Post Closing Consideration – Deferred payment in the amount of approximately $35 million; 0% interest for 6 months; 3% interest from 6 months to 18 months; 8% after 18 months; term of 60 months; paid after other Seller Note has been paid in full

•	2,700,000 Common LLC interests in DAL (“DAL Common Shares”)
•	1,666,667 Series A Preferred LLC interests in DAL (“Series A Preferred Shares”)
•	3,900,00 Contingent Series B Preferred Earn-Out LLC interests in DAL (“Series B Preferred Shares”)

DAL Common Shares

The 2,700,000 Common Shares to be held by the Stern Parties and the current owners of DAL are convertible on a 1-for-1 basis into Chardan ordinary shares.

Series A Preferred Shares

The 1,666,667 Series A Shares of DAL to be held by the Stern Parties are convertible on a 1-for-1 basis into DAL Common Shares or Series A Preferred Shares of Chardan.  The Series A Preferred Shares have a liquidation preference of $15 per share until conversion.  The Chardan Series A Preferred Shares also have a liquidation preference of $15 per share until conversion and are convertible into Chardan ordinary shares on a 1-for-1 basis.

Earn-Out Shares – Series B Preferred

The 3,900,000 Series B Preferred Shares to be held by the Stern Parties and the current owners of DAL are divided into five sub-classes and each subclass is automatically convertible into common shares of DAL on a 1-for-1 basis only if Chardan’s stock trades above that subclass’ price target for 10 out of 20 consecutive trading days.  The Series B Preferred Shares are canceled if the trading price target is not reached by the 5th anniversary of the closing of the business combination.  Any DAL common shares received upon conversion are exchangeable on a 1-for-1 basis for Chardan ordinary shares.  The number of shares  and the price target for each subclass is below:

Share Price Target	$10.00	$12.50	$15.00	$17.50	$20.00	Total
Series B Shares	750,000	750,000	800,000	800,000	800,000	3,900,000

Cash and Seller Notes

In addition to the equity interests described above, the Stern Parties will receive approximately $111 million from DAL (the “Initial Consideration”) and the right to receive another $35 million from DAL in post-closing cash (the “Post Closing Cash”).

A portion of the Initial Consideration will be paid from the Chardan trust account ($54.3 million).  The Stern Parties will receive a note for the portion of the Initial Consideration (the “Seller Note”) that is not paid for at closing.  The Seller Note will bear interest at 3% per annum, be secured by all of the assets of DAL, and will have priority over all other debt obligations of DAL, except for DJSP’s line of credit, which will have a senior secured position.  The Post-Closing Cash will be paid only after the Seller Note has been paid in full.  The principal source of funds to pay the Post Closing Cash and the Seller Note will be the proceeds from the exercise of the DAL warrants and DAL’s free positive cash flow from operations.

Chardan Ownership Structure Following the Transaction

The following provides a summary of Chardan’s ownership structure after the transaction with DAL:

						TOTAL
	Common		Series A*	Warrants	Contingent Earn out Shares - Series B Preferred*	Initial Ownership (including Series A & excluding Series B)	Including Warrants
DJSP Management/DAL Owners	2,700,000	*	1,666,667		3,900,000	4,366,667	4,366,667
CACA Shareholders	6,875,000			6,875,000		6,875,000	13,750,000
CACA Management	2,524,676			4,291,666		2,524,676	6,816,342
Other Investors	1,500,000					1,500,000	1,500,000
Underwriters Option				275,000			275,000
Total	13,599,676		1,666,667	11,441,666	3,900,000	15,266,343	26,708,009
* Convertible on a a 1 for 1 basis into Chardan common shares.

Share Price Target	$10.00	$12.50	$15.00	$17.50	$20.00	Total
Series B Shares	750,000	750,000	800,000	800,000	800,000	3,900,000

Advisors

Chardan Capital Markets served as an advisor to CACA and P&M Corporate Finance served as advisors to the Company in the transaction.  Rodman and Renshaw also advised on the transaction.

About Chardan

Chardan was formed in February 2008 for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, a controlling interest in an unidentified operating business.  Chardan’s offices are located at 1-502, Tayuan Diplomatic Office Building, Chaoyang District, Beijing 100060, Peoples Republic of China.  Additional information about Chardan is available in Chardan’s public filings available from the SEC website: (http://www.sec.gov).

Contact:

Kerry Propper
CEO
646-465-9088
kpropper@chardancm.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan, DAL, the Company, DJSP and their combined business after completion of the proposed acquisition. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan and the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving DJSP, which, because of the nature of the Company’s business, have happened in the past to the Company and the DJS; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which the Company is engaged; fluctuations in customer demand; the Company’s ability to manage rapid growth; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand its operations to other states or to provide services not currently provided by the Company; the impact and cost of complying with applicable SEC rules and regulation, many of which DJSP will have to comply with for the first time after the closing of the business combination; geopolitical events and changes, as well as other relevant risks detailed in Chardan’s filings with the U.S. Securities and Exchange Commission, (the “SEC”), including its report on Form 20-F for the period ended December 31, 2008 and the Form 6-K filed with the SEC containing the proxy statement relating to the business combination to be mailed to shareholders of Chardan. The information set forth herein should be read in light of such risks. Chardan, DAL, and the Company do not assume any obligation to update the information contained in this press release.

Proxy Statement

In connection with the pending transaction, Chardan will file with the SEC a Form 6-K containing the Proxy Statement that provides information about the transaction and will be mailed to the shareholders of Chardan. The shareholders of Chardan are urged to read the Proxy Statement when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about DAL, DJS, and Chardan and the proposed transaction. The final Proxy Statement will be mailed to shareholders of Chardan on a schedule that will ensure that they receive timely notice of the shareholder meeting to vote on the transaction. Chardan shareholders will be able to obtain the Proxy Statement and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan by directing a request to:

Chardan, DAL and the Company and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan shareholders in respect of the proposed transaction. Information regarding Chardan’s participants will be available in the Proxy Statement. Additional information regarding the interests of such participants will be included in the Proxy Statement.

Investor Presentation

The presentation slides concerning the business combination with the Company will be filed with the SEC and will be available on its web site at www.sec.gov as part of a report of foreign private issuer on Form 6-K that Chardan will be filing.

Non-GAAP Financial Measures

The financial information and data contained in this press release are unaudited and do not conform to the SEC’s Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, CACA’s proxy statement to solicit stockholder approval for the proposed acquisition. This press release includes certain estimated financial information and forecasts presented as pro forma financial measures that are not derived in accordance with generally accepted accounting principles (“GAAP”), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. CACA and management of the acquired business believe that the presentation of these non-GAAP financial measures serve to enhance the understanding of the financial performance of acquired business and the proposed acquisition. However, these non-GAAP financial measures should be considered in addition to and not as substitutes for, or superior to financial measures of financial performance prepared in accordance with GAAP. Our Non-GAAP financial measures may not be comparable to similarly titled pro forma measures reported by other companies. The Non-GAAP measures used herein may not be comparable to similarly titled measures reported by other companies.Such measures are not recognized terms under U.S. GAAP, and should be considered in addition to, and not as substitutes for, or superior to, operating income, cash flows, revenues, or other measures of financial performance prepared in accordance with generally accepted accounting principles. Such measures are not a completely representative measure of either the historical performance or, necessarily, the future potential of DJSP.

Adjusted EBITDA

The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense, net; (b) income tax expense; (c) depreciation and amortization; and (d) non-recurring income and/or expense. The adjusted EBITDA margin is the ratio of adjusted EBITDA to total revenues. The Company is providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps the Company to evaluate and compare its performance on a consistent basis with the lower operating cost structure that will be in place after consummation of the Transaction.  In the calculation of adjusted EBITDA, the Company excludes from expenses the compensation paid to the Company’s Founder that exceeds the base compensation that he will be entitled to receive after completion of the Transaction, as well as the payroll taxes associated with such compensation, non-recurring travel expenses incurred on behalf of the Founder and other benefits received in prior periods that will not be permitted in following the closing of the Transaction.

Adjusted EBITDA is a non-GAAP measure that has limitations because it does not include all items of income and expense that affect the operations of the Company. In addition, it should be noted that companies calculate adjusted EBITDA differently and, therefore, adjusted EBITDA as presented for us may not be comparable to the calculations of adjusted EBITDA reported by other companies.

Adjusted Net Income - The Company is providing adjusted Net Income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted Net Income helps the Company to evaluate and compare its past performance on a consistent basis with the taxable structure that will be in place after consummation of the transaction, reflecting the effects of that taxable structure on profitability.  In the calculation of adjusted Net Income, the Company deducts the Depreciation and Amortization amounts to the Adjusted EBITDA calculation and then subtracts the income tax expense, calculated at the expected ‘going forward’ tax rate of 35% from such figure.

	6 Months Ended	Years Ended December 31,
	30-Jun-09	2008	2007	2006

Net Income	$27,454,842	$42,886,351	$38,688,840	$8,578,571

Adjustment
Adj. to Fee to Processing	1,041,439	-	-	-
Officers' Salaries	2,170,000	12,640,000	4,415,000	2,890,000
Non-Recurring Travel	1,457,057	384,364	-	-
Other Non-Recurring Salary & Benefits	1,627,846	4,360,555	294,931	-431,500
Payroll Tax	23,170	46,415	-	-
Depreciation & Amortization	510,156	594,156	277,926	197,111
Other Income (Expense)	-	31,677	16,328	-
Total Adjustments	6,829,668	17,993,813	4,971,529	2,655,611

Pro-Forma EBITDA	$34,284,510	$60,880,164	$43,660,369	$11,234,182

Adjustments to Reconcile Pro-Forma Net Income
Depreciation & Amortization	510,156	594,156	277,926	197,111
Other Income (Expense)		31,677	16,328
Tax (Estimated at 35%)	11,821,024	21,111,190	15,189,570	3,862,975
Total Adjustments	12,331,180	21,673,669	15,451,168	4,060,086

Pro-Forma Net Income	$21,953,330	$39,206,495	$28,209,201	$7,174,096

DJS Processing Division and its Combined Affiliates
(A Division of The Law offices of David J. Stern, P.A.)

Combined Carve Out Balance Sheets

	June 30, 2009	December 31, 2008
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	$2,806,268	$1,427,588
Accounts Receivable
Client reimbursed costs	7,344,812	26,147,837
Fee income, net	20,747,540	11,807,293
Unbilled receivable	9,887,635	11,210,565
	37,979,987	49,165,695
Prepaid expense	133,854	46,939
Total current assets	40,920,109	50,640,222

Property and Equipment , net	4,100,578	3,154,623

	$45,020,687	$53,794,845

Liabilities and Stockholder's and Member's Equity
Current Liabilities
Accounts payable - reimbursed client costs	$7,344,812	$20,425,337
Accounts payable	1,282,720	742,601
Accrued compensation	2,275,253	2,207,094
Accrued expenses	698,433	976,643
Current portion of capital lease obligations	684,116	729,263
Deferred revenue	263,900	263,900
Due to related party	26,152	25,035
Current portion of deferred rent	1,039,119	821,464
Total current liabilities	13,614,505	26,191,337

Deferred Rent, less current portion	-	137,859
Line of Credit	9,500,000	-

Total liabilities	23,114,505	26,329,196

Commitment and contingencies

Common stock	1,000	1,000
Retained earnings	8,563,608	7,608,920
Member's equity	13,341,574	19,855,729
Total stockholder's and member's equity	21,906,182	27,465,649

Total liabilities, stockholder's and member's equity	$45,020,687	$53,794,845

DJS Processing Division and its Combined Affiliates
(A Division of The Law offices of David J. Stern, P.A.)

Combined Carve Out Statements of Income

	For The Six Months Ended June 30, 2009	For The Six Months Ended June 30, 2008	For The Three Months Ended June 30, 2009	For The Three Months Ended June 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$116,766,051	$95,694,786	$61,722,462	$47,481,734

Operating expenses:
Direct operating & other expenses	11,365,860	6,987,305	6,056,325	3,948,496
Client reiumbursed costs	55,796,780	41,625,640	30,816,901	22,502,849
Compensation related expenses	21,638,413	17,381,244	10,634,042	9,676,430
Depreciation expense	510,156	572,606	255,078	286,303
Total operating expenses	89,311,209	66,566,795	47,762,346	36,414,078

Net Income	$27,454,842	$29,127,991	$13,960,116	$11,067,656

DJS Processing Division and its Combined Affiliates
(A Division of The Law offices of David J. Stern, P.A.)

Combined Carve Out Statements of Cash Flows

	For The Six Months	For The Six Months
	Ended June 30, 2009	Ended June 30, 2008
	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities
Net income	$27,454,842	$29,127,991
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	510,156	572,606

Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable - client reimbursed costs	18,803,025	(6,399,998)
Fee income receivable , net	(8,940,241)	(1,632,131)
Unbilled receivable	1,322,929	(3,834,389)
Prepaid expenses	(86,726)	(425,470)
Increased (decrease) in :
Accounts payable - client reimbursed costs	(13,080,722)	8,325,646
Accounts payable	540,117	534,354
Accrued expenses	(277,091)	(60,907)
Accrued compensation	68,159	357,152
Deferred rent	79,795
Net cash provided by operating activities	26,394,243	26,564,854

Cash Flows From Investing Activities
Purchase of property and equipment	(1,456,108)	(2,683,003)

Cash Flows From Financing Activities
Advances on line of credit	9,500,000	-
Principal payments on capital lease obligations	(45,147)	-
Distributions	(33,014,308)	(24,203,541)
Net cash flow used for financing activities	(23,559,455)	(24,203,541)
Net change in cash and cash equivalents	1,378,680	(321,690)

Cash and cash equivalents, beginning of period	1,427,588	978,567
Cash and cash equivalents, end of period	$2,806,268	$656,877

DJS Processing Division and its Combined Affiliates
(A Division of The Law Offices of David J. Stern, P.A.)

Combined Carve Out Balance Sheets
December 31, 2008, 2007 and 2006

	2008	2007	2006
Assets
Current Assets
Cash and cash equivalents	$1,427,588	$978,766	$69,889
Accounts receivable
Client reimbursed costs	26,147,837	15,585,345	4,189,833
Fee income, net	11,807,293	9,981,788	3,006,583
Unbilled receivables	11,210,565	8,227,464	-
Total accounts receivable	49,165,695	33,794,597	7,196,416
Prepaid expenses	46,939	302,185	40,758
Total current assets	50,640,222	35,075,548	7,307,063

Equipment and Leasehold Improvements, net (Note 3)	3,154,623	2,724,594	1,419,047

	$53,794,845	$37,800,142	$8,726,110

Liabilities and Stockholder's and Member’s Equity
Current Liabilities
Accounts payable – client reimbursed costs	$20,425,337	$10,325,195	$2,116,783
Accounts payable	742,601	158,111	49,466
Accrued compensation	2,207,094	1,000,557	524,956
Accrued expenses	976,643	526,613	363,150
Current portion of capital lease obligations (Notes 3 and 4)	217,095	112,149	45,953
Deferred revenue	263,900	263,900	430,603
Due to related party	25,035	12,883	6,578
Current portion of deferred rent (Note 5)	821,464	-	-
Total current liabilities	25,679,169	12,399,408	3,537,489

Deferred Rent, less current portion (Note 5)	137,859	-	-
Capital Lease Obligations, less current portion (Notes 3 and 4)	512,168	255,975	156,710

Total liabilities	26,329,196	12,655,383	3,694,199

Commitments and Contingencies (Notes 4, 5 and 7)

Stockholder's and Member's Equity
Common stock	1,000	1,000	1,000
Retained earnings	7,608,920	6,073,685	1,652,616
Member's equity	19,855,729	19,070,074	3,378,295
Total stockholder's and member’s equity	27,465,649	25,144,759	5,031,911

Total liabilities and member’s equity	$53,794,845	$37,800,142	$8,726,110

DJS Processing Division and its Combined Affiliates
(A Division of The Law Offices of David J. Stern, P.A.)

Combined Carve Out Statements of Income
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Revenue (Note 2)	$199,202,701	$115,500,349	$40,392,317

Operating expenses:
Client reimbursed costs	92,319,306	47,613,198	16,802,800
Compensation related expenses	44,356,093	20,268,283	11,006,660
Direct operating expenses	6,993,565	3,593,078	1,099,873
Other general and administrative	12,084,907	5,075,352	2,711,280
Depreciation expense	594,156	277,926	193,133
Total operating expenses	156,348,027	76,827,837	31,813,746

Operating Income	42,854,674	38,672,512	8,578,571
Other Income	31,677	16,328	-
Net income	$42,886,351	$38,688,840	$8,578,571

DJS Processing Division and its Combined Affiliates
(A Division of The Law Offices of David J. Stern, P.A.)

Combined Carve Out Statements of Changes in Stockholder's and Member's Equity
Years Ended December 31, 2008, 2007 and 2006

		Professional
		Title and
		Abstract	DJS
	Default	Company of	Processing
	Services, Inc.	Florida, Inc.	Division	Combined
2006
Common stock, $1 par value
Authorized and issued:
Beginning and ending,
500 shares	$500	$500	$-	$1,000

Retained earnings (deficit)
Balance, beginning	(98,504)	1,101,830	-	1,003,326
Add net income	1,095,725	1,320,815	-	2,416,540
(Deduct) dividends	(1,025,000)	(742,250)	-	(1,767,250)
Balance, ending	(27,779)	1,680,395	-	1,652,616

Member's equity
Balance, beginning	-	-	947,425	947,425
Add net income	-	-	6,162,031	6,162,031
(Deduct) distributions	-	-	(3,731,161)	(3,731,161)
Balance, ending	-	-	3,378,295	3,378,295
	$(27,279)	$1,680,895	$3,378,295	$5,031,911
2007
Common stock, $1 par value
Authorized and issued:
Beginning and ending,
500 shares	$500	$500	$-	$1,000

Retained earnings (deficit)
Balance, beginning	(27,779)	1,680,395	-	1,652,616
Add net income	1,160,100	5,893,796	-	7,053,896
(Deduct) dividends	(1,075,000)	(1,557,827)	-	(2,632,827)
Balance, ending	57,321	6,016,364	-	6,073,685

Member's equity
Balance, beginning	-	-	3,378,295	3,378,295
Add net income	-	-	31,634,944	31,634,944
(Deduct) distributions	-	-	(15,943,165)	(15,943,165)
Balance, ending	-	-	19,070,074	19,070,074
	$57,821	$6,016,864	$19,070,074	$25,144,759
2008
Common stock, $1 par value
Authorized and issued:
Beginning and ending,
500 shares	$500	$500	$-	$1,000

Retained earnings (deficit)
Balance, beginning	57,321	6,016,364	-	6,073,685
Add net income	2,594,180	4,643,198	-	7,237,378
(Deduct) dividends	(2,665,023)	(3,037,120)	-	(5,702,143)
Balance, ending	(13,522)	7,622,442	-	7,608,920

Member's equity
Balance, beginning	-	-	19,070,074	19,070,074
Add net income	-	-	35,648,973	35,648,973
(Deduct) distributions	-	-	(34,863,318)	(34,863,318)
Balance, ending	-	-	19,855,729	19,855,729
	$(13,022)	$7,622,942	$19,855,729	$27,465,649

DJS Processing Division and its Combined Affiliates
(A Division of The Law Offices of David J. Stern, P.A.)

Combined Carve Out Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Cash Flows From Operating Activities
Net income	$42,886,351	$38,688,840	$8,578,571
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	594,156	277,926	193,133
Loss on disposal of leasehold improvements	1,698,303	-	-
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable – client reimbursed costs	(10,562,492)	(11,395,512)	(2,923,610)
Fee income receivable, net	(1,825,505)	(6,975,205)	(996,102)
Unbilled receivables	(2,983,101)	(8,227,464)	-
Prepaid expenses	255,246	(261,427)	(3,489)
Increase in:
Accounts payable – client reimbursed costs	10,100,142	8,208,412	1,737,252
Accounts payable	584,490	108,645	45,510
Accrued compensation	1,206,537	475,601	108,969
Accrued expenses	450,030	163,463	142,775
Deferred rent	959,323	-	-
Deferred revenue	-	(166,703)	(1,152,119)
Net cash provided by operating activities	43,363,480	20,896,576	5,730,890

Cash Flows From Investing Activities
Purchases equipment and leasehold improvements	(2,274,184)	(1,301,523)	(141,556)
Net cash used in investing activities	(2,274,184)	(1,301,523)	(141,556)

Cash Flows From Financing Activities
Net advances from related party	12,152	6,305	4,052
Principal payments on capital lease obligations	(87,165)	(116,489)	(50,221)
Distributions and dividends	(40,565,461)	(18,575,992)	(5,498,411)
Net cash used in financing activities	(40,640,474)	(18,686,176)	(5,544,580)
Net change in cash and cash equivalents	448,822	908,877	44,754

Cash and cash equivalents, beginning of year	978,766	69,889	25,135
Cash and cash equivalents, end of year	$1,427,588	$978,766	$69,889

(Continued)

DJS Processing Division and its Combined Affiliates
(A Division of The Law Offices of David J. Stern, P.A.)

Combined Carve Out Statements of Cash Flows (Continued)
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Supplemental Disclosures of Cash Flow Information
Cash payments for interest on capital lease obligations	$55,952	$39,138	$4,773

Supplemental Schedule of Noncash Investing Activities
Acquisition of property and equipment through capital lease obligations	$448,304	$281,950	$204,575